Exhibit 99.1

JD.com and Google Announce Strategic Partnership

Google to invest $550 million in JD.com

Companies to explore joint development of retail solutions to enable helpful, personalized and frictionless shopping experiences in several regions including Southeast Asia, the U.S. and Europe

JD.com to join Google Shopping and offer a curated selection of high-quality products to consumers across multiple regions

Beijing, China—June 18, 2018—JD.com, Inc., China’s leading technology-driven e-commerce company, and Google, announced today that Google will invest $550 million in cash in JD.com as part of a strategic partnership.

Google and JD plan to collaborate on a range of strategic initiatives, including joint development of retail solutions in a range of regions around the world, including Southeast Asia, the U.S. and Europe. By applying JD’s supply chain and logistics expertise and Google’s technology strengths, the two companies aim to explore the creation of next generation retail infrastructure solutions, with the goal of offering helpful, personalized and frictionless shopping experiences.

JD also plans to make a selection of high-quality products available for sale through Google Shopping in multiple regions.

“This partnership with Google opens up a broad range of possibilities to offer a superior retail experience to consumers throughout the world,” said JD.com’s Chief Strategy Officer Jianwen Liao. “This marks an important step in the process of modernizing global retail. As we celebrate our June 18 anniversary sale, this partnership opens a new chapter in our history.”

“We are excited to partner with JD.com and explore new solutions for retail ecosystems around the world to enable helpful, personalized and frictionless shopping experiences that give consumers the power to shop wherever and however they want,” said Google Chief Business Officer Philipp Schindler.

Under the agreements, Google will receive 27,106,948 newly issued JD.com Class A ordinary shares at an issue price of $20.29 per share, equivalent to $40.58 per ADS, based on the volume-weighted average trading price over the prior 10 trading days.

About JD.com

JD.com is China’s leading technology-driven e-commerce company. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

About Google

Google’s mission is to organize the world’s information and make it universally accessible and useful. Through products and platforms like Search, Maps, Gmail, Android, Google Play, Chrome and YouTube, Google plays a meaningful role in the daily lives of billions of people and has become one of the most widely-known companies in the world. Google is a subsidiary of Alphabet Inc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement are or contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including, but not limited to, those included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required

CONTACTS:

JD.com

Investor Relations

Ruiyu Li

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner

Press@JD.com

Google

Taj Meadows

+65.9817.2693

Press@google.com (Global); Apac-press@google.com (Asia)